UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Apptio Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03835C108

(CUSIP Number)

June 23, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[ X ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 03835C108

1.	Names of Reporting Persons. SQN Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,347,419
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,347,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) HC, IA

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CUSIP 03835C108

1.	Names of Reporting Persons. SQN Investors (GP) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,347,419
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,347,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP 03835C108

1.	Names of Reporting Persons. SQN Partners (GP) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,347,419
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,347,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons. Amish Mehta

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,347,419
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,347,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP 03835C108

1.	Names of Reporting Persons. SQN Investors Master Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,347,419
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,347,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP 03835C108

Item	1.

(a)	Name of Issuer Apptio Inc.

(b)	Address of Issuer's Principal Executive Offices 11100 Northeast 8th Street, Suite 600, Bellvue, WA 98004

Item 2.

(a)	The names of the persons filing this statement are:

SQN Investors LP (“SQN”), SQN Investors GP LLC (“SQN GP”), SQN Partners (GP) LLC (“Fund GP”), Amish Mehta, and SQN Investors Master Fund LP (the “Master Fund”) (collectively, the "Filers").

The Filers are filing this statement jointly, but not as members of a group and each expressly disclaims membership in a group. In addition, filing this Schedule 13G on behalf of the Master Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The principal business office of the Filers except for the Master Fund is located at: 201 Redwood Shores Parkway, Suite 242 Redwood City, CA 94065

The principal business office of the Master Fund is located at:

c/o Morgan Stanley Fund Services (Cayman) Ltd.

Cricket Square

2nd Floor, Boundary Hall

Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 03835C108
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CUSIP 03835C108
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

SQN is an investment adviser whose clients, including the Master Fund, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. SQN GP is the general partner of SQN and Fund GP is the general partner of investment limited partnerships of which SQN is the investment adviser, including the Master Fund. No individual client, other than Master Fund, holds more than five percent of the outstanding Stock.

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CUSIP 03835C108
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP 03835C108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017

SQN INVESTORS (GP) LLC By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO	SQN INVESTORS LP By: SQN Investors (GP) LLC General Partner By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO
SQN PARTNERS (GP) LLC By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO	SQN INVESTORS MASTER FUND LP By: SQN Partners (GP) LLC General Partner By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO

/s/ Amish Mehta Amish Mehta

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CUSIP 03835C108

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(as) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint SQN Investors LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 30, 2017

SQN INVESTORS (GP) LLC By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO	SQN INVESTORS LP By: SQN Investors (GP) LLC General Partner By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO
SQN PARTNERS (GP) LLC By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO	SQN INVESTORS MASTER FUND LP By: SQN Partners (GP) LLC General Partner By: /s/ Scott R. Smith Print Name: Scott R.Smith Title: CFO

/s/ Amish Mehta Amish Mehta